

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2024

Jason Long
Chief Executive Officer
LandBridge Company LLC
5555 San Felipe Street, Suite 1200
Houston, TX 77056

> **Re: LandBridge Company LLC**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 6, 2024**
> **CIK No.: 0001995807**

Dear Jason Long:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

DRS/A filed on May 6, 2024

Recent Acquisitions, page ii

1. We note your disclosure that in May 2024, you acquired approximately 103,000 surface acres from a private third-party seller which you refer to as the East Line Ranch Acquisition. We further note your references to the Frying Pan Ranch in your Unaudited Pro Forma Condensed Consolidated Financial Statements and the stand alone audited financial statements of Frying Pan Ranch which appear to be related to the same acquisition. Please revise your disclosures throughout your document to consistently refer to this acquisition.

Financial and Operating Data Presentation, page iii

2.   We note your disclosures that the term "pro forma" is used with respect to financial data that refers to the historical financial data of OpCo, as adjusted to give effect to the East Stateline Ranch Acquisition and the Credit Agreement Amendment. We further note that the term "pro forma" is also used when discussing operating data that refers to the historical operating data of OpCo, as adjusted to give effect to the Acquisitions, in the case of data presented as of December 31, 2023, and to the May 2024 Acquisitions, in the case of data presented as of March 31, 2024. Given use of the term "pro forma" is the same for both sets of disclosures, please revise the term "pro forma" to another caption in regards to references for operating data throughout the document in order to avoid confusion for readers.

3.   We note your disclosure throughout the filing that presents certain financial and operational data on a pro forma basis. Please include balancing disclosure throughout your amended filing of this data including actual historical amounts.

Summary
Our Assets, page 5

4.   The surface acre totals for the Northern and Southern areas shown in the illustration titled, "Overview of our Land Position and WaterBridge's Infrastructure Assets" on pages 6 and 128 appear to be inconsistent with the Northern and Southern surface acre totals disclosed on pages 10-11 and 132. Please review and revise to remove the inconsistencies.

Our Northern Position, page 10

5.   We refer to your revised disclosure that 8,650 additional surface acres are leased from the BLM and that you have entered into a lease for pipeline right-of-way rights. Please expand your discussion as appropriate to further describe these arrangements.

Summary Historical and Pro Forma Financial Data, page 39

6.   We note that you are presenting pro forma information for each of the three categories of the cash flow statement for fiscal year 2023. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures as they do not appear to be consistent with the type of pro forma financial information that should be provided pursuant to Article 11-02(c) of Regulation S-X.

Use of Proceeds, page 86

7.   We refer to your revised disclosures regarding the use of borrowings under your credit facility incurred within the past year. Please also revise to reference your other uses, or advise. In this regard, we note on page 100 that you also refer to borrowings being used to repay prior indebtedness and to make a distribution to NDB LLC.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 101

8. The oil and gas royalties disclosed in the narrative on page 102 appear to be inconsistent with the dollar values provided in the table on page 102. Please review and revise to remove the inconsistencies.

9. The average realized gas prices disclosed on page 102 (2022 = $6.77 and 2023 = $2.34) appear to be inconsistent with the average realized gas prices on page 163 (2022 = $6.36 and 2023 = $1.67). Please review and revise to remove the inconsistencies.

Business
Oil, Natural Gas and NGLs Production Prices and Costs
Acreage, page 164

10. Your response to prior comment 15 in your response letter, dated February 14, 2024, stated you would provide a historical break-out of acreage on a gross/net developed and undeveloped basis in a subsequent filing. As a reminder, please provide a completed table showing the gross/net developed, undeveloped, and total acres as of December 31, 2023 and 2022.

11. We note the table values presented for net mineral acres are based on a standardized 1/8th interest. Please expand the table to additionally present your net mineral acres on an actual basis.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-5

12. We note your unaudited pro forma condensed consolidated financial statements include the pro forma impact of the pending acquisition of the East Stateline Ranch Assets. In your disclosures, it appears that you have included the entire amount of the fair value of the assets acquired of $360 million net of the historical equity value of $12.8 million as an adjustment to property plant and equipment, net of accumulated depreciation on the pro forma condensed consolidated balance sheet. We further note that there does not appear to be any transaction adjustments that have been recorded related to such acquisition on your pro forma consolidated statement of operations. Please tell us how the Company applied the guidance in Rule 11-02(a)(6)(i) which requires the Company to depict the adjustments in the pro forma condensed balance sheet in accordance with US GAAP. Given that it appears that such acquisition will be accounted for as a business combination under ASC 805, it would appear a preliminary purchase price allocation depicting the anticipated acquired components should be reflected in your pro forma consolidated balance sheet. In addition, the Company should include the impact of such transaction adjustments in its pro forma condensed statement of operations.

<u>Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2022, page F-9</u>

13.   We note that you continue to present a pro forma consolidated statement of operations for the year ended December 31, 2022. You should only present a pro forma consolidated statement of operations for the most recent fiscal year, which in this case is December 31, 2023. Please revise to remove your pro forma consolidated statement of operations for the year ended December 31, 2022. See Article 11-02(c)(2).

<u>DBR Land Holdings LLC and Subsidiaries</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Analysis of Changes in Proved Reserves, page F-41</u>

14.   The detailed explanations of the changes in proved reserves that occurred during the years ended December 31, 2022 and December 31, 2023, which were included in Submission No. 3, were removed from Submission No. 4. Please revise your future submission to include these detailed explanations.

<u>Exhibits</u>

15.   We note the revised disclosures regarding a new produced water facilities agreement and a fresh water facilities agreement with WaterBridge. Please revise your exhibit index to include such agreements, or advise.

16.   The disclosures in Exhibits 99.1 to 99.2 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K or refer to definitions and requirements other than those specified in Rule 4-10(a) of Regulation S-X. Please obtain and file revised reserve reports to address the following points:

•   Expand the disclosure to specify the initial benchmark and the average realized prices after adjustments for location and quality differentials for each product type represented in the report <u>including natural gas liquids</u> to comply with Item 1202(a)(8)(v) of Regulation S-K.

•   Remove all references to definitions and requirements other than those as identified in Rule 4-10(a) of Regulation S-X. For example the disclosure on page 1 and elsewhere on page 2 under the section "Reporting Requirements" indicate the determination and classification of the proved undeveloped locations and the reserves included in the reports have been prepared in accordance with the guidelines, definitions and requirements established by the Society of Petroleum Engineers ("SPE") or as set forth in the Petroleum Resources Management System.

<u>General</u>

17. We note that you have added photographs after the cover page. While graphic presentations or images are generally permitted in registration statements, the graphic presentations must accurately represent the registrant's current business. For example, it is not appropriate to include graphics that do not accurately depict your current business. Accordingly, please revise as appropriate to address graphics that depict potential future uses of your property (e.g., as a data center). Refer to Securities Act Forms C&DI 101.02.

    Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: David Oelman, Esq.